SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 44)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	501797-10-4
(Title of class of securities)	(CUSIP number)

Michael Aiello, Esq. Howard Dicker, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

July 19, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 501797-10-4	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,000,000 (1)

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
5,000,000 (1)

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See Item 5 hereof.

CUSIP No. 501797-10-4	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) See Item 5 hereof.

This Amendment No. 44 (“Amendment No. 44”) amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 43 thereto, and is filed by Leslie H. Wexner and Abigail S. Wexner (collectively, the “Reporting Persons”), with respect to the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

On July 19, 2021, the previously disclosed Private Sale and Public Offering (as described in Amendment No. 43 to this Schedule 13D) were completed pursuant to the agreements described in Item 6 of this Amendment No. 44.  The information set forth in Item 5(c) of this Amendment No. 44 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 44 are incorporated herein by reference, as of July 20, 2021.  After giving effect to the Public Offering and Private Sale, as of July 20, 2021, the Reporting Persons beneficially owned an aggregate of 5,000,000 shares of Common Stock, representing approximately 1.9% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 264,748,600 shares of Common Stock outstanding as of June 30, 2021, but after giving effect to the Private Sale, as reported in the Company’s prospectus supplement filed pursuant to Rule 424(b)(3) with the SEC on July 16, 2021).  Additional details are set forth below.
Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	5,000,000	(1)(2)
Abigail S. Wexner (“Mrs. Wexner”)	0	(3)

(1)	Includes 0 shares issuable to Mr. Wexner within 60 days following July 20, 2021, upon the exercise or vesting of outstanding stock awards from the Company.

(2)	Includes: 5,000,000 shares directly owned by Mr. Wexner.

(3)	Excludes the shares beneficially owned by Mr. Wexner, as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 44 and (ii) Item 5(a) hereof are incorporated herein by reference, as of July 20, 2021.

(c)          The Reporting Persons have not effected any transactions in Common Stock since their most recent filing on Schedule 13D (July 15, 2021) except for the Public Offering and Private Sale as described in Item 4 of Amendment Nos. 43 and 44 of this Schedule 13D (which are hereby incorporated herein by reference) with additional details set forth below:

•
On July 19, 2021, the closing of the sales to the underwriters of an aggregate of 20,041,646 shares of Common Stock at price of $73.01 per share in a registered public offering, comprised of sales of: 13,001,096 shares by Mr. Wexner; 127,567 shares by The Linden East Trust; 3,611,181 shares by The Linden West Trust; 1,081,741 shares by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 141,515 shares by The Beech Trust; 352,941 shares by Linden East II trust; 352,941 shares by Linden West II trust; 343,166 shares by Pine Trust; 343,166 shares by Willow Trust; 343,166 shares by Cedar Trust; and 343,166 shares by Rose Trust.

•	On July 19, 2021, the closing of the private sale by Mr. Wexner to the Company of 10,000,000 shares of Common Stock at a price of $73.01 per share.

(d)          Not Applicable.

(e)          On July 19, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

As previously disclosed, (i) on July 13, 2021, Mr. Wexner, Mrs. Wexner and certain entities affiliated with them entered into a Stock Repurchase Agreement with the Company (the “Stock Repurchase Agreement”) pursuant to which Mr. Wexner agreed to sell 10,000,000 shares of Common Stock to the Company and (ii) on July 14, 2021, Mr. Wexner and certain selling stockholders affiliated with the Reporting Persons entered into a terms agreement (the “Terms Agreement”) with J.P. Morgan Securities LLC (the “Underwriter”) and the Company pursuant to which Mr. Wexner and such stockholders agreed to sell to the Underwriter an aggregate of 20,041,646 shares of Common Stock in a registered public offering pursuant to the Company’s effective shelf registration statement on Form S-3, in each case, subject to the terms and conditions of such agreements.

Copies of the Stock Repurchase Agreement and Terms Agreement are included as Exhibits 3 and 4, respectively, to this Amendment No. 44 and incorporated herein by reference.  The above descriptions of the Stock Repurchase Agreement and Terms Agreement are qualified in their entirety by reference to the full text of such agreements.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 3	Stock Repurchase Agreement, dated as of July 13, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on July 19, 2021)

Exhibit 4	Terms Agreement, dated as of July 14, 2021 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer with the SEC on July 19, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2021

/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner